Advisory: TransAlta first quarter 2008 conference call and annual shareholder meeting

CALGARY, Alberta (April 8, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its first quarter 2008 results before market open on Monday, April 21, 2008. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403)-232-6311
For local Toronto participants – (416)-883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 616429#. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

On Tuesday, April 22, TransAlta will hold its Annual Meeting of Shareholders at 5:00 p.m. Mountain (7:00 p.m. Eastern) at The Westin Hotel, Edmonton Alberta. The Annual Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit www.transalta.com or use the dial-in information provided below.

Dial-in number:
Toll-free North American participants – 1-800-731-6941

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Michael Lawrence Senior Advisor Media Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jess Nieukerk Senior Analyst Investor Relations Phone: (403) 267-3607 Email: investor_relations@transalta.com